Exhibit 99 contains the press release as issued on October 11, 2000.


FOR IMMEDIATE RELEASE


                                                           Contact: Don TenBarge
 ................................................................................
                                                                    812-423-6200

                                                               William W. Galvin
                                                          The Galvin Partnership
                                                                    203-618-9800


                            Brill Media Company, LLC
          Reports Fiscal Second Quarter And Year to Date 2000 Results:
                       Revenues Up 6% and 4%, Respectively
                 Media Cashflow Down 1% and Up 2%, Respectively


Evansville, IN, October 11, 2000 - Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported increased revenue for both the fiscal second quarter and the six months ended August 31, 2000. Revenues increased 6% to $11.5 million from $10.8 million for the most recent quarter as compared to the same quarter last year, while related Media Cashflow decreased slightly to $3.6 million. For the six months year to date compared with the same period a year ago, revenues increased 4% to $22.9 million from $22.0 million while Media Cashflow increased 2% to $7.6 million compared with $7.4 million.

For the fiscal second quarter ended August 31, 2000, revenues from newspaper operations were up 7% compared with the same quarter last year with Media Cashflow decreasing 9%. Radio station revenues were up 5% with Media Cashflow up 5%.

On a year to date basis, revenues from newspaper operations were up 5% compared with the same period last year with Media Cashflow down 1%. Year to date Radio station revenues were up 2% with Media Cashflow up 4% from the prior comparative period.

The Company had a net loss of $2.2 million for the latest quarter compared with a $1.5 million loss for the same quarter last year. For the year to date, the Company had a net loss of $3.9 million compared with a $3.1 million loss for the same period last year.

Alan R. Brill, President and Chief Executive Officer, said, "In our newspaper operations the year to year comparison is distorted somewhat because there were fewer publication weeks in the first two quarters this year than in the same two quarters last year. We are pleased with the progress in this year's revenue growth which, when adjusted for the same period of comparison, increased at the rate of approximately 9% over last year. However, the increase in revenues was less than planned and insufficient to offset higher than expected newsprint price increases and the increase in other operating expenses that were on track with plan.

"The continuing radio operations, excluding last year's TBA fees from the Missouri radio stations which have been sold, had a revenue increase of 10% and a Media Cashflow increase of 14% for the quarter and year-to-date had a revenue increase of 7% and a Media Cashflow increase of 12%.

"During August, we completed the move into our new facility for our newspaper operations in Mt. Pleasant, Michigan, although some construction continues. We are now focusing on consolidating the facilities in the Northern part of our market.

"We remain focused on our long-term strategy and continue to further strengthen our operating organization in both the radio stations and the newspapers. We are committed to make continued investments in our many resources, whether in our people or in new facilities, because we believe this will enable us to achieve our long-term goals of consistent revenue growth with acceptable margins," Mr. Brill concluded.

Brill Media Company, LLC is a diversified media enterprise that currently owns or operates fourteen radio stations in four markets and 28 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.


                                - Table Follows -

                            BRILL MEDIA COMPANY, LLC

                         HISTORICAL FINANCIAL HIGHLIGHTS

                             (Dollars in Thousands)

                                 Three Months Ended August 31                        Six Months Ended August 31
                          Fiscal 2001      Fiscal 2000      % Change        Fiscal 2001      Fiscal 2000      % Change
                          ----------------------------------------------------------------------------------------------
Revenues                   $ 11,512         $ 10,839            6.2          $ 22,864         $ 22,029            3.8
Media Cashflow                3,579            3,621           (1.2)            7,553            7,427            1.7
EBITDA                        2,130            2,357           (9.7)            4,554            4,870           (6.5)
Operating Income              1,321            1,639          (19.4)            2,956            3,412          (13.4)
Net Loss                     (2,146)          (1,458)                          (3,891)          (3,112)

The term Media Cashflow represents EBITDA plus incentive plan expense, management fees, time brokerage fees paid, acquisition related consulting expense, income from temporary cash investments and interest income from loans made by the Company to managed affiliates. As used above Media Cashflow and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes. Media Cashflow is not a measure of performance calculated in accordance with GAAP and in addition, the term Media Cashflow may not be comparable to related or similar measures as reported by other companies.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.